August 23, 2006

Ms. Cecilia D. Blye,

Chief, Office of Global Security Risk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C., 20549-5546

U.S.A.

Re:	Mitsui & Co. Ltd.

Form 20-F for the period ended March 31, 2004

Form 20-F for the period ended March 31, 2005

Response letter dated February 24, 2005

File No. 0-9929

Dear Ms. Blye:

This is in response to the staff’s comment letter of December 30, 2005, relating to our letter dated February 24, 2005 responding to comments contained in the staff’s letter dated December 28, 2004, and relating to our annual reports on Form 20-F for our fiscal years ended March 31, 2004 and 2005. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Comment # 1

We note that on page 54 of your 20-F and on page 2 of exhibit 8.1 to your 20-F you continue to list an Iranian subsidiary, MITSUI & CO., IRAN LTD. As we stated in our letter of March 21, 2005, your February 24, 2005 response to our prior comment did not indicate that you considered the impact your ties to Iran, a country identified by the U.S. State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions, might have upon your reputation and share value. Please discuss for us the materiality of your Iran-related operations, and whether they constitute a material investment risk for your security holders, in light of these additional non-quantitative factors. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran.

Ms. Cecilia D. Blye	-2-

Mitsui Response

We refer you to our response to your letter dated April 19, 2005, submitted via EDGAR and accepted on April 19, 2005 at 06:12 with Accession Number: 0001145549-05-000598 (a copy of that letter is attached hereto for your reference), in which we stated that although it was difficult for us to determine, quantitatively or qualitatively, the impact on our reputation or share value of our Iran-related business activities, we did not believe that our reputation or share value had been materially adversely affected by our business operations in Iran. For the years ended March 31, 2005 and March 31, 2006, we confirm that there were no significant changes to our previous findings regarding our Iran-related businesses.

Comment # 2

We are aware of news reports indicating that you may have had operations in, or other contacts with, Iraq during the period that country was identified by the U.S. State Department as a state sponsor of terrorism and was subject to U.S. economic sanctions. We also are aware of information indicating that you and/or your subsidiary, Arcadia Petroleum Ltd., may have business ties to Sudan, a country currently identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions. Please describe for us your operations and/or contacts in these countries, including operations and/or contacts of subsidiaries, affiliates and related entities; the amount of revenue derived from the operations and/or contacts; the materiality to you of the operations and/or contacts in each country; and your view as to whether those operations and/or contacts, individually or in the aggregate, constitute a material investment risk for your security holders.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with your contacts with Iraq during the period it was identified as a state sponsor of terrorism, and your contacts with Sudan. Please also address the materiality of any such contacts in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note again that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.

Ms. Cecilia D. Blye	-3-

Mitsui Response

With respect to Iraq:

Following the incurrence of approximately ¥20 billion in unpaid trade claims in Iraq and the outbreak of the Gulf War in early 1991, we established an internal guideline which in principle prohibited entry into new businesses in Iraq. We partially relaxed this internal guideline in September 2003, in response to the lifting of economic sanctions by the United Nations, and other changes in Iraq during that year.

For the years ended March 31, 2002, 2003 and 2004, we engaged in no business transactions in Iraq. Given the internal guideline regarding businesses in Iraq, which was also applicable to our subsidiaries, there were no significant business transactions during the same period.

We currently have a representative office in Baghdad. The office was originally registered under relevant Iraqi law in the 1970s. However, since the outbreak of the Gulf War, none of our Japanese rotational staff has been stationed in this office. We have maintained the office’s registered status in hopes that it would assist us in rebuilding our business activities when circumstances normalize; however, we have yet to form a definitive view on our future business operations in Iraq.

With respect to Sudan:

In November 2005, we concluded an agreement on the sale of our entire shareholding in Arcadia Petroleum Ltd. to a third party, and we completed the sale in March 2006. As a result, we currently hold no interest in Arcadia Petroleum Ltd., and it is difficult for us to describe its past transactions.

Ms. Cecilia D. Blye	-4-

We did not engage in any business transactions with Sudan for the years ended March 31, 2002, 2003 and 2004. For the years ended March 31, 2005 and 2006, we recorded 9 million Japanese Yen and 6 million Japanese Yen, respectively, in revenues from sales to Sudanese parties of steel products, such as stainless tubes for oil piping and chemicals, such as urethane foam raw materials and purchases from Sudanese parties of food products, which were insignificant to our business. With respect to our subsidiaries, there were no significant business transactions for the years ended March 31, 2002, 2003, 2004 and 2005. While it is difficult for us to determine, quantitatively or qualitatively, the impact on our reputation or share value of our business activities in Sudan, we do not believe that our reputation and share value have been materially adversely affected by such activities.

*    *    *    *    *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia D. Blye	-5-

We request that the staff copy all future correspondence in this regard to us to our Investor Relations Division (Fax 81-3-3285-9819). Should you have any questions or wish to discuss the foregoing, please contact Satoshi Tanaka, General Manager, at 81-3-3285-7533, or in his absence, Daisuke Ochiai, Senior Manager at 81-3-3285-7784.

Very truly yours,

/s/ Satoshi Tanaka
Satoshi Tanaka
General Manager,
Investor Relations Division

cc:	Roger Schwall

Jack Guggenheim

(Securities and Exchange Commission)

John D. Young, Jr.

Izumi Akai

Yoichiro Taniguchi

Benjamin Curran

(Sullivan & Cromwell LLP)

Ms. Cecilia D. Blye	-6-

Attachment

April 19, 2005

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C., 20549-0305

U.S.A.

Dear Ms. Blye:

This is in response to your letter dated March 21, 2005.

Although we consider our reputation and share value to be determined largely by others and therefore outside of our direct control, we are mindful, as we believe other companies are, that our actions and business activities and the businesses in which we engage may impact our reputation and share value. Information regarding our Iran-related business activities forms part of the “mosaic” of publicly available information regarding our business and our financial condition and results of operations. In general, it is difficult for us to determine, quantitatively or qualitatively, the impact on our reputation or share value of any particular aspect of this “mosaic”. Nevertheless, we do not believe that our reputation or share value have been materially adversely affected by our business operations in Iran and consequently we confirm that our conclusions with respect to the non-materiality of our Iran operations as set forth in our letter to you dated February 24, 2005 are not affected in light of our further consideration of these factors.

*    *    *    *    *    *

Ms. Cecilia D. Blye	-7-

We request that any future correspondence in this regard be directed to the attention of our Investor Relations Division in Tokyo (Fax 81-3-3285-9819). Should you have any questions or wish to discuss the foregoing, please contact me at 81-3-3285-7533, or in my absence, Daisuke Ochiai, Senior Manager, at 81-3-3285-7784.

Very truly yours,

/s/ Satoshi Tanaka
Satoshi Tanaka
General Manager
Investor Relations Division

cc:	Roger Schwall

(Division of Corporation Finance,

Securities and Exchange Commission)

John D. Young, Jr.

Izumi Akai

Steven C. Yang

(Sullivan & Cromwell LLP)